Exhibit 99.1



                                     US GAAP

                              BOVESPA: EMBR3, EMBR4
                                    NYSE: ERJ

                                 www.embraer.com



                            Anna Cecilia Bettencourt
                                 Andrea Bottcher
                             Carlos Eduardo Camargo
                                 Paulo Ferreira


                             Tel: (55 12) 3927 4404
                       investor.relations@embraer.com.br



                                 [EMBRAER LOGO]

                      EMBRAER ANNOUNCES THIRD QUARTER 2005
                               RESULTS IN US GAAP

     The Company's operating and financial information is presented, except where otherwise stated, on a consolidated basis in United States dollars
     (US$) in accordance with US GAAP. The financial data presented in this document for the quarters ended September
       30, 2005, June 30, 2005 and September 30, 2004 are derived from our unaudited financial statements. In order to better understand the
      Company's operating performance, we are also presenting at the end of this release certain information in
         accordance with the Brazilian Corporate Law ("Brazilian GAAP").


Sao Jose dos Campos, November 11, 2005 - Embraer (BOVESPA: EMBR3, EMBR4) (NYSE:
ERJ), the world's leading manufacturer of commercial jets up to 110 seats, recorded in the third quarter of 2005 net sales of US$1,064.3 million and net income of US$110.2 million, equivalent to diluted earnings per ADS of US$0.6280. At the end of the quarter, our firm order backlog totaled US$10.4 billion, which we believe is a strong indicator of our commitment to long-term growth and customer diversification.

This quarter, the Company generated positive net cash provided by operating activities of US$379.0 million, a reflection of lower inventory and accounts receivable levels. In addition, the Company reversed its net debt position of US$228.6 million at the end of 2Q05 to a net cash position of US$97.0 million at September 30, 2005.

During 3Q05, the EMBRAER 175 and EMBRAER 190 were certified and launch customers Air Canada and JetBlue took deliveries of these models. The beginning of deliveries of the EMBRAER 175 and EMBRAER 190 aircraft contributed to a decline in our inventory levels to US$1,601.0 million in 3Q05, US$135.3 million lower than in the previous quarter. Also, as a result of the conclusion of certain sales financing structures, accounts receivable totaled US$790.1 million compared to US$904.8 million in 2Q05.

Embraer has delivered 101 aircraft through the third quarter of this year and maintains its forecast of 145 units to be delivered in 2005. As a result of a larger number of aircraft delivered during 3Q05 and a product mix with higher aggregate value, net revenues increased by 13.7% to US$1,064.3 million compared to the same period last year. Net revenues totaled US$2,640.0 million in the first nine months of 2005 compared to US$2,487.0 million in the same period last year.

The Company recorded a gross margin of 28.1%, representing a 5.1% decrease over the same period last year, mainly due to the appreciation of the Brazilian real against the U.S. dollar, the effects of the learning curve associated with the production of the EMBRAER 175 and EMBRAER 190, and adjustments related to defense contracts. Because part of our costs of sales and services are denominated in Brazilian reais, the 21.3% period over period appreciation of the Brazilian real against the U.S. dollar had a negative impact on our gross margin. Also, the new EMBRAER 170/190 family represented 63.4% of the total deliveries in 3Q05.

The appreciation of the Brazilian real against the U.S. dollar and the learning curve associated with the production of the new products also had an impact in our 3Q05 bottom line results, as net income and net margin reached US$110.2 million and 10.4%, respectively, a slight decrease over the US$113.7 million and 12.1% recorded in 3Q04.

--------------------------------------------------------------------------------
Third Quarter 2005 Highlights
--------------------------------------------------------------------------------

o In July, the EMBRAER 170 and the EMBRAER 175 received type certification from Transport Canada Civil Aviation (TCCA), Canada's certification authority. Certification was followed by the first deliveries of EMBRAER 175 aircraft to launch customer Air Canada.

o The 100-seat EMBRAER 190 airliner was certified on schedule in August by the Brazilian certification authority, Centro Tecnico Aeroespacial (CTA). CTA certification was shortly followed by type certification for the EMBRAER 190 in the U.S. by the Federal Aviation Administration (FAA) in the beginning of September, allowing deliveries to begin to launch customer JetBlue in North America.

o Embraer delivered in August three specially-configured Legacy Executive aircraft to the government of India, which ordered five airplanes of the model and holds options on two more. Two of the Legacys delivered will serve the Indian Air Force and one will serve India's Border Security Force.

o Embraer and Regional, a fully owned subsidiary of Air France, announced in September the signing of the final contract for the purchase of six EMBRAER 190 LR aircraft with six additional options on the same model. This contract replaced an existing order for seven ERJ 145s.

o In July, Embraer received US$180 million from the International Finance Corporation (IFC), the private sector arm of the World Bank Group, related to a structured loan with final maturity of eight to twelve years, changing the Company's debt profile by increasing its long-term position.

--------------------------------------------------------------------------------
Income Statement Highlights
--------------------------------------------------------------------------------

A comparative table of the main items of Embraer's consolidated income statement is presented below for the three months ended September 30, 2004 and 2005 (3Q04 and 3Q05) and for the three months ended June 30, 2005 (2Q05).



      Income Statement Unaudited                                         2Q05             3Q04              3Q05
                                   In US$ millions, except % and earnings per ADS
Net Sales                                                                 812.4             936.5          1,064.3
Gross Profit                                                              255.3             311.3            299.5
Gross Margin                                                              31.4%             33.2%            28.1%
Selling, general administrative, other expenses
  and equity in income from affiliates                                   (119.9)           (133.1)          (114.2)
Research and development                                                  (26.1)            (34.5)            (5.6)
Employee profit sharing                                                   (10.4)            (16.8)           (12.8)
Income from operations                                                     98.9             126.9            166.9
Operating margin                                                          12.2%             13.6%            15.7%
Net financial income (expenses)                                            (1.1)              7.9            (17.2)
Foreign exchange gain (loss), net                                          (1.0)            (14.0)           (21.4)
Other non-operating income (expense) net                                   (1.4)             -                 0.7
Income before income taxes                                                 95.4             148.8            129.0
Income tax expense                                                        (14.0)            (34.8)           (11.0)
Minority interest                                                          (1.6)             (0.3)            (7.8)
Net income                                                                 83.0             113.7            110.2
Net margin                                                                10.2%             12.1%            10.4%
Earnings per ADS - basic                                                 0.4758            0.6539           0.6311
Earnings per ADS - diluted                                               0.4733            0.6498           0.6280


Net Sales and Cost of Sales & Services

A total of 41 jets were delivered during 3Q05, including nine ERJ 145 jets and 26 EMBRAER 170/190 family aircraft to the airline market, three Legacys to the business jet market, and three Legacys specially configured for authority transportation to the defense market. Of the 41 jets delivered, one EMBRAER 170 pre-series aircraft was financed through an operating lease agreement with ECC Leasing Company Ltd., and therefore is not recognized as revenue.

Despite the delivery of one aircraft under operating lease, the 3Q05 product mix presented a higher aggregate value resulting in a net revenue increase of 13.7% over the same period last year.

----------------------------------------------------------------------------------------------------------------------
Aircraft delivered                                             2Q05                 3Q04                 3Q05
    by sector
----------------------------------------------------------------------------------------------------------------------
Airline                                                         25                   38                   35
----------------------------------------------------------------------------------------------------------------------
ERJ 135                                                          -                    -                    -
ERJ 145                                                         15                   25                    9
ERJ 140                                                          -                    -                    -
EMBRAER 170                                                     10                   13                 15(1)
EMBRAER 175                                                      -                    -                    9
EMBRAER 190                                                      -                    -                    2

----------------------------------------------------------------------------------------------------------------------
Defense                                                          2                    -                    3
----------------------------------------------------------------------------------------------------------------------
EMB 135                                                          -                    -                    -
EMB 145                                                          1                    -                    -
Legacy                                                           1                    -                    3

----------------------------------------------------------------------------------------------------------------------
Business Jet                                                     3                    2                    3
----------------------------------------------------------------------------------------------------------------------
Legacy/Shuttle                                                   3                    2                    3
ERJ 135                                                          -                    -                    -

----------------------------------------------------------------------------------------------------------------------
Total                                                           30                   40                   41
----------------------------------------------------------------------------------------------------------------------

(*) Deliveries identified by parentheses were aircraft delivered under operating lease


In addition to 35 aircraft delivered to the Airline market, Embraer's net revenues include sales to the Defense, Business Jet and Customer Services markets, which combined reached 25.1% of the Company's total revenues.

The Defense market segment represented 10.5% of the Company's net revenues, totaling US$111.7 million, an increase over the US$80.6 million recorded in 3Q04. Most of this increase is attributable to the delivery of three Legacy business jets configured for authority transportation to the government of India during 3Q05. Net revenues for the Business Jet market totaled US$61.9 million, 58.7% higher than the US$39.0 million recorded in 3Q04, and represented 5.8% of total sales. Net revenues for the Customer Services and others segment reached US$93.9 million, 66.2% higher when compared to US$56.5 million in 3Q04 and representing 8.8% of the Company's total revenues.

----------------------------------------------------------------------------------------------------------------------
     Net sales                                                                (Unaudited)
    by segment                                            2Q05                   3Q04                   3Q05
                                                       US$M           %       US$M          %        US$M          %
----------------------------------------------------------------------------------------------------------------------
Airline Market                                        537.8        66.2      760.4       81.2       796.8       74.9
Defense Market                                        116.3        14.3       80.6        8.6       111.7       10.5
Business Jet Market                                    59.7         7.3       39.0        4.2        61.9        5.8
Customer Services and Others                           98.6        12.2       56.5        6.0        93.9        8.8
----------------------------------------------------------------------------------------------------------------------
Total                                                 812.4       100.0      936.5      100.0      1064.3      100.0
----------------------------------------------------------------------------------------------------------------------


Gross margin decreased from 33.2% in 3Q04 to 28.1% in 3Q05 due to the 21.3% appreciation of the currency, and the learning curve associated with the production of the first EMBRAER 175 and EMBRAER 190 delivered. In addition, Embraer's gross margin was negatively impacted by 1.9 percentage points due to the reassessment of future sales and costs related to certain defense contracts for which sales are recognized under the percentage of completion method.


Operating Expenses & Income from Operations


Operating expenses totaled US$132.6 million in 3Q05 compared to US$184.4 million recorded in the same period last year. This decrease is primarily related to a reduction in selling expenses, which totaled $53.3 million in 3Q05, compared to US$104.1 million in 3Q04. As a percentage of net sales, selling expenses totaled 5.0% in 3Q05 and 11.1% in 3Q04.

The decrease in selling expenses resulted from the recovery, upon the conclusion of pending financing structures for certain aircraft delivered, of amounts related to guarantees on such aircraft.

Embraer invested US$41.2 million in research and development during 3Q05, mainly in the development of the EMBRAER 170/190 jet family and the new business jet models Phenom 100 and Phenom 300. The certification of the EMBRAER 190 and the fulfillment of certain contractual milestones enabled the

Company to offset US$35.6 million previously received as contribution from risk sharing partners. Therefore, research and development totaled a net expense of US$5.6 million in 3Q05 compared to an expense of US$34.5 million in 3Q04.

In 3Q05, general and administrative expenses totaled US$49.4 million compared to US$34.3 million recorded in 3Q04. As approximately 80% of the Company's administrative expenses are denominated in reais, the 21.3% appreciation of the currency against the US dollar period over period negatively impacted the Company's administrative costs. In addition, during 3Q05, Embraer spent US$6.1 million on the implementation of the SAP 4.7 Aerospace & Defense version.

Employee profit sharing is tied to our action plan and to dividend payments to Embraer's shareholders. The US$12.8 million accrued in 3Q05 was based on the payment of interest on shareholders' equity during the quarter.

Therefore, income from operations totaled US$166.9 million in 3Q05, 31.5% higher than the US$126.9 million recorded in the same period last year.



Net Income

As a result of higher debt levels and lower cash availability during the quarter, net interest expense reached US$17.2 million in 3Q05 compared to a net interest benefit of US$7.9 million recorded in 3Q04.

Foreign exchange gain (loss) is measured by variations of monetary assets and liabilities denominated in other currencies that are converted to the US dollar at the end of each period. As a result of the volatility of the Brazilian real, foreign exchange losses reached US$21.4 million in 3Q05.

3Q05 income taxes totaled an expense of US$11.0 million and represented an effective tax rate in US GAAP of 8.5%. Embraer's statutory tax rate is 34%. The difference between statutory and effective US GAAP tax rate is mostly attributable to the recognition of interest on shareholders' equity of US$51.1 million during 3Q05, which is tax-deductible in Brazil, and to the appreciation of the real during the period.

Embraer's net income in 3Q05 was US$110.2 million (equivalent to US$0.6280 per diluted ADS) compared to US$113.7 million in 3Q04. Net income as a percentage of net sales recorded in 3Q05 was 10.4%, lower than the 12.1% reached in 3Q04.

--------------------------------------------------------------------------------
Balance Sheet Highlights
--------------------------------------------------------------------------------

As of September 30, 2005, Embraer's cash and cash equivalents and short-term investments were US$1,797.6 million. On the same date, short and long-term loans (excluding non-recourse debt) totaled US$1,700.6 million. Therefore, the Company had a net cash position of US$97.0 million. The improvement in our net cash position over the previous quarter is related to the decrease of our accounts receivable and inventories levels, which positively impacts our operating cash position.

---------------------------------------------------------------------------------------------
     Balance Sheet Data                                       (Unaudited)
      (In US$ million)                           2Q05             3Q04             3Q05
---------------------------------------------------------------------------------------------
Cash and cash equivalents                       1,048.2          1,371.4             976.1
Temporary cash investments                        127.1             18.0             821.5
Trade accounts receivable                         904.8            703.4             790.1
Inventories                                     1,736.3          1,390.1           1,601.0
Fixed assets                                      393.1            375.1             399.4
Suppliers                                         627.2            802.1             618.0
Loans                                           1,403.9          1,169.2           1,700.6
Shareholders' equity                            1,446.8          1,327.4           1,507.9
Net cash (debt)*                                 (228.6)           220.2              97.0

*Net cash = Cash and cash equivalents + Temporary cash investments - Loans


Trade Accounts Receivable

During 3Q05, trade accounts receivable decreased by US$114.7 million, totaling US$790.1 million, which the Company believes reaffirms its commitment to reduce its position on temporary sales financing structures and signals the continuing recovery of the airline industry. Of this total amount, US$488.2 million is related to aircraft delivered for which the sales financing structures are being finalized.


Inventories

With the beginning of the deliveries of the EMBRAER 175 and EMBRAER 190 aircraft, inventories decreased from US$1,736.3 million at the end of 2Q05 to US$1,601.0 million at September 30, 2005. OGMA's inventories totaled US$57.9 million in 3Q05 compared to US$61.2 million in the previous quarter.

Loans

Total loans increased by US$296.7 million reaching US$1,700.6 million at September 30, 2005. This increase is mostly due to the US$180 million loan received from International Finance Corporation, the private sector arm of the World Bank Group, with final maturity of eight to twelve years, which is in line with the Company's goal of maintaining a long-term debt profile.

Considering swap effects, 86.7% of the total debt is denominated in foreign currency, mainly US dollars, at a weighted average interest rate of 5.5% per year, and the remaining 13.4% is comprised in reais at a weighted average interest rate of 12.3% per year.

Cash & Cash Equivalents and Temporary Cash Investments

Of the total US$1,797.6 million balance in cash and cash equivalents and temporary cash investments, US$1,376.3 million is denominated in foreign currency, mostly US dollars, and the remaining 23.4% is comprised of investments primarily in reais.

--------------------------------------------------------------------------------
Capital Expenditures
--------------------------------------------------------------------------------

Improvements and Modernization

Investments in the improvement and modernization of the Company's industrial and engineering processes, and property, plant, and equipment totaled US$20.4 million during 3Q05. This amount includes payments of US$3.4 million, part of a total investment of US$9.7 million related to an EMBRAER 170/190 flight simulator, and US$4.2 million for the construction of a US$10.0 million hangar, which will be dedicated to final inspection and delivery of aircraft of the EMBRAER 170/190 family.


--------------------------------------------------------------------------------
Supplementary Information according to Corporate Law (Brazilian GAAP)
--------------------------------------------------------------------------------

Today Embraer also reported its 3Q05 earnings in accordance with the corporate law accounting method (Brazilian GAAP), which according to Brazilian legislation must be used as a basis for calculating distribution of dividends and interest on shareholders' equity, income tax and social contribution. Selected consolidated income data in accordance with Brazilian GAAP and in reais (R$) are presented below.

Net sales in 3Q05 totaled R$2,434.4 million and gross profit was R$453.9 million, with a gross margin of 18.6%. Income from operations for the period (including employee profit sharing) totaled R$183.2 million, with an operating margin of 7.5%. Income before taxes was R$110.6 million (4.5% of net sales). Income tax and social contribution totaled R$15.5 million, representing an effective tax rate of 14.0%. Net income for the period totaled R$89.3 million (3.7% of net revenues).

--------------------------------------------------------------------------------
Airline, Business, and Defense Markets
--------------------------------------------------------------------------------

Airline Market

Embraer celebrated in July the delivery of the first EMBRAER 175 jet to Air Canada, the launch customer for the model. The airline received nine EMBRAER 175s this quarter, and the remaining six aircraft ordered by Air Canada are expected to be delivered by the end of the year. The EMBRAER 175s for Air Canada are specially configured to offer premium comfort and service in two classes. Air Canada's EMBRAER 175s carry 73 passengers, nine in Executive Class (three abreast at 38-inch pitch) and 64 in Hospitality Service (four abreast at 34- and 32-inch pitch). The EMBRAER 175, along with the EMBRAER 170, received certification earlier in July from Transport Canada Civil Aviation (TCCA), Canada's certification authority.

During the third quarter of 2005, an important milestone was reached with the certification and first delivery of a 100-seat airliner, the EMBRAER 190, the third member of the successful E-Jets family.

Certification of the EMBRAER 190 was completed within 16 months, an impressive accomplishment considering the complexity of this aircraft. Furthermore, the EMBRAER 190 was certified with in-seat entertainment system and will be the first commercial aircraft to use dual head up displays. The Head-up Guidance System (HGS(R)) is designed to provide pilots with enhanced situational awareness in all phases of flight, and improve crew efficiency and aircraft operational performance. The system will also provide Category IIIa guidance-to-touchdown for operations in poor weather conditions and guidance for low-visibility takeoff operations.

The EMBRAER 190, the largest aircraft ever produced in Brazil, will be operated in the colors of launch customer JetBlue, which took delivery of its first jet in September. JetBlue has placed firm orders for 101 EMBRAER 190s and expects to take delivery of approximately seven new aircraft this year and 18 each year between 2006 and 2011. JetBlue's EMBRAER 190 aircraft are configured with 100 leather seats in a two-by-two layout and a comfortable 33-32 inch pitch in a single class that ensures all customers an aisle or a window seat with easy access and movement throughout the cabin. JetBlue E-Jets are equipped with its customary in-seat entertainment system, featuring large 6.8 inch video screens, 36 channels of DIRECTV and up to 100 channels of XM Satellite Radio and, on flights longer than two hours, a selection of movies on FOX InFlight Premium Entertainment.

On September 21, Embraer delivered the first of 12 EMBRAER 170s to Helsinki-based Finnair. Embraer expects to deliver four aircraft to Finnair this year and eight in 2006. Finnair has also taken options on eight additional aircraft, which may be convertible to other members of Embraer's E-Jets family. Finnair's EMBRAER 170s are configured to accommodate 76 passengers and offer dual class service on international routes.

Also in September, Embraer announced that Hong Kong Express Airways Ltd (HKE) took delivery of an EMBRAER 170 aircraft. The airline will operate four EMBRAER 170s leased from General Electric Capital Aviation Services (GECAS). Three deliveries are scheduled for 2005 and one will take place in early 2006. HKE's EMBRAER 170s will carry 76 passengers in a single-class layout and will link Hong Kong International Airport to cities in mainland China with services mainly devoted to business passengers.

Regional, a fully owned subsidiary of Air France, announced the signature of the final contract for the purchase of six EMBRAER 190 LR aircraft with six additional options on the same model in September. These aircraft will replace an existing order for seven ERJ 145s. The contract is valued at US$189 million at list price of the EMBRAER 190. Deliveries are expected to commence in the first quarter of 2007 and the aircraft will be configured in a single-class cabin layout seating 100 passengers.

Paramount Airways, a start-up airline in India, received its first EMBRAER 170, a pre-series aircraft leased from ECC Leasing Company Ltd. on September 16.

Also during the third quarter, Harbin Embraer Aircraft Industry Co., Ltd. (HEAI) announced that China Eastern Airlines Jiangsu Ltd. took delivery of the first of five 50-seat ERJ 145s ordered. Completion of deliveries to China Eastern is expected by April 2006. HEAI is the joint venture established in 2003 by Embraer, the Harbin Aviation Industry (Group) Co., Ltd. and the Hafei Aviation Industry Co. The Harbin Aviation Industry (Group) Co., Ltd. and the Hafei Aviation Industry Co. are affiliate companies of China Aviation Industry Corporation II (AVIC II).

At September 30, 2005, the Airline segment had the following firm order backlog:

--------------------------------------------------------------------------------
  Aircraft                     Firm       Options     Delivered       Firm Order
                              Orders                                   Backlog
--------------------------------------------------------------------------------
    ERJ 135                     123           2          108              15
    ERJ 140                      94          20           74              20
    ERJ 145                     677         206          661              16
    EMBRAER 170                 191         133           81             110
    EMBRAER 175                  22          -             9              13
    EMBRAER 190                 185         219            2             183
    EMBRAER 195                  29          31           -               29
    Total                     1,321         611          935             386


Business Jet Market

Embraer announced in the beginning of September that its Legacy business jet was approved to operate at airports located at up to 9,500 feet above sea level. Approval was granted by Brazilian and U.S. airworthiness authorities Centro Tecnico Aeroespacial (CTA) and the Federal Aviation Administration (FAA). As a result, Legacy jets are able to fly out of higher-altitude airports in cities such as Telluride and Aspen, in the United States, and Quito, Ecuador.

Embraer displayed the Legacy Executive aircraft at the static exhibition of the Asian Business Aviation Conference and Exhibition (ABACE). Modeled after NBAA-sponsored events in the United States, Europe and Latin America, ABACE took place in Shanghai, China. For three days during the month of August, ABACE focused on business aviation in Asia, a market with potential for business aircraft and related products and services.

Also in August, Embraer attended the International Aviation and Space Salon
(MAKS) in Russia to promote its Legacy business jet and commercial aircraft of the ERJ 145 and EMBRAER 170/190 families. MAKS 2005 took place in Moscow. MAKS was held under the auspices of the Prime Minister of the Russian Federation, and was opened by Russian President Vladimir Putin. Participants at the Russian biennial exhibition were key aircraft manufacturers, operators, regulatory agencies and government authorities. Embraer's Legacy Executive was showcased at MAKS with a presence on the static display throughout the exhibition.

Defense Market

Embraer delivered in August three specially configured Legacy Executive aircraft to the government of India, which ordered five airplanes of the model and holds options on two more. Two of the Legacys delivered will serve the Indian Air Force and one will serve India's Border Security Force.


Customer Services

Europe's first EMBRAER 170 Full Flight Simulator (FFS) entered into service on August 22 to provide professional cockpit crew instruction for customers based in the region. The EMBRAER 170 FFS enables highly realistic training to be carried out for the EMBRAER 170/190 aircraft, which count as a single type for pilot rating purposes. The simulator is able to duplicate in full motion all flight conditions for these aircraft, including all-weather flying and even wind shear conditions, as well as emergency situations such as bird strikes and engine failure.

Embraer announced in July the opening of a new service center for maintenance, repair and overhaul of Embraer aircraft at its Gaviao Peixoto site, 230 miles from Sao Jose dos Campos, State of Sao Paulo, where the Company's headquarters are located. The new service center, with 32,300 square feet, complies with Brazilian aeronautical regulations as well those laid out by the U.S. Federation Aviation Administration (FAA) and the European Aviation Safety Agency (EASA).


Backlog & Delivery Forecast

Boosted by the certification of the EMBRAER 175 in July and the EMBRAER 190 in August, deliveries in the third quarter reached 41 jets, bringing the total number of deliveries for the year to 101 aircraft. Embraer expects to deliver 145 Airline, Business Jet and Defense aircraft (including only aircraft for authority transportation) in 2005 and maintains its forecast to deliver the same number of aircraft in 2006.

As of September 30, 2005, Embraer's firm order backlog, including the Airline, Business Jet and Defense markets totaled US$ 10.4 billion.



                        Firm Order Backlog (US$ Billion)

     3Q04             4Q04             1Q05             2Q05             3Q05
     ----             ----             ----             ----             ----

     11.0             10.1              9.9             10.9             10.4






--------------------------------------------------------------------------------
Investor Relations
--------------------------------------------------------------------------------

Embraer's American Depositary Shares (ADS) traded on the New York Stock Exchange
(NYSE) closed at US$38.6 at the end of September 2005, representing a 16.7% increase in value during the third quarter.


The Company's common and preferred shares traded in the domestic market on the Bolsa de Valores de Sao Paulo (BOVESPA) closed at the end of September 2005 at R$16.5 and R$21.4, respectively, representing an increase of 13.4% and 11.7%, respectively, during the third quarter. The Bovespa index also increased in value by 26.1% during the same period.

The average daily trading volume for the ADSs, common shares and preferred shares during the same period was US$16.8 million, R$2.4 million and R$8.1 million, respectively.

During a meeting held September 16, 2005, the Board of Directors approved the distribution of interest on shareholders' equity in the amount of US$51.1 million, representing US$0.2926 per ADS.

--------------------------------------------------------------------------------
Recent Events
--------------------------------------------------------------------------------

Embraer Delivers 100th E-jet

Embraer delivered in October its 100th E-Jet. The aircraft is an EMBRAER 175 belonging to Air Canada, which has already placed nine jets of this model in scheduled passenger service. Delivery of the 100th EMBRAER 170/190 aircraft comes only 19 months after Embraer's first E-Jet delivery.

Business Aviation Recent Events

Embraer announced in October it selected BMW Group DesignworksUSA to design the interior of its recently launched Very Light Jet and Light Jet. Full-scale mock-ups of the new interiors were unveiled at the National Business Aviation Association (NBAA) convention in Orlando on November 9. At the event the names of the new very light and light jets were revealed - the Phenom 100 and the Phenom 300.

Embraer also announced at the NBAA that ABS Jets has ordered one Embraer Legacy Executive aircraft. The Prague-based company will take delivery of the business jet in the third quarter of 2006.

In November, Garmin was selected to supply the integrated avionics suite for the new Phenom family. Garmin joins Pratt & Whitney Canada, the powerplant supplier, and Eaton as the third major partner on the new Embraer program.

--------------------------------------------------------------------------------
Conference Call Information
--------------------------------------------------------------------------------

Embraer cordially invites you to participate in a conference call to review its 3Q05 Results, to be held November 14, 2005.


      English ( US GAAP)                       Portuguese (BR GAAP)
      8:00 am (NY Time)                        6:00 am (NY Time)
      11:00 am (SP Time)                       9:00 am (SP Time)

      Dial-in Numbers                          Dial-in Number
      1 973 872-3197                           + 55 11 2101-1490
      Code: 6610234
                                               Code: Embraer

      Replay Number                            Replay Number
      1 973 341-3080                           + 55 11 2101-1490
      Code: 6610234                            Code: Embraer

*The conference call will also be broadcast live over the web at www.embraer.com

For additional information please contact:

      Anna Cecilia Bettencourt
      (55 12) 3927 1216
      acecilia@embraer.com.br

      Andrea Bottcher
      (55 12) 3927 3054
      abottcher@embraer.com.br

      Carlos Eduardo Camargo
      (55 12) 3927 1106
      carlos.camargo@embraer.com.br

Note to Editors

Embraer (Empresa Brasileira de Aeronautica S.A. - NYSE: ERJ; Bovespa: EMBR3 and EMBR4) is the world's leading manufacturer of Commercial jets up to 110 seats with 36 years of experience in designing, developing, manufacturing, selling and providing after sales support to aircraft for the global Airline, Defense and Business jet markets. With headquarters in Sao Jose dos Campos, state of Sao Paulo, the Company has offices and customer service bases in the United States, France, Portugal, China and Singapore. Embraer is among Brazil's leading exporting companies. As of September 30, 2005, Embraer had a total workforce of 17,046 people, and its firm order backlog totaled US$ 10.4 billion.


--------------------------------------------------------------------------------
This document includes forward-looking statements or statements about events or circumstances which have not occurred. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business and our future financial performance. These forward-looking statements are subject to risks, uncertainties and assumptions, including, among other things: general economic, political and business conditions, both in Brazil and in our market; expectations of trends in the industry; our investment plans; our capacity to develop and deliver products on the previously agreed dates; and existing and future government regulations.

The words "believes," "may," "will," "estimates," "continues," "anticipates," "intends," "expects" and similar words are intended to identify forward-looking statements. We undertake no obligations to update publicly or revise any forward-looking statements because of new information, future events or other factors. In the light of these risks and uncertainties, the forward-looking events and circumstances discussed in this press release might not occur. Our actual results could differ substantially from those anticipated in our forward-looking statements
--------------------------------------------------------------------------------

                EMBRAER - EMPRESA BRASILEIRA DE AERONAUTICA S.A.
                ------------------------------------------------

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                     -------------------------------------
                         (in thousands of U.S. dollars)
                         ------------------------------

                                   A S S E T S

                                                                                         (Unaudited)
                                                                              As of June 30,       As of September 30,
                                                                                    2005                  2005
CURRENT ASSETS
----------------------------------------------------------------------------------------------------------------------
     Cash and cash equivalents                                                    1,048,246                 976,093
     Temporary cash investments                                                     127,106                 821,515
     Trade accounts receivable, net                                                 740,422                 787,227
     Inventories                                                                  1,713,141               1,571,026
     Other current assets                                                           618,863                 640,336

----------------------------------------------------------------------------------------------------------------------
Total current assets                                                              4,247,778               4,796,197
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
NONCURRENT ASSETS:
----------------------------------------------------------------------------------------------------------------------
     Trade accounts receivable, net                                                 164,374                   2,970
     Collateralized accounts receivable                                             805,053                 789,740
     Customer and commercial financing                                              321,455                 346,104
     Property, plant and equipment, net                                             393,138                 399,372
     Deferred income taxes                                                          294,686                 311,474
     Other noncurrent assets                                                        368,094                 378,963

----------------------------------------------------------------------------------------------------------------------
Total noncurrent assets                                                           2,346,800               2,228,623
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
         TOTAL ASSETS                                                             6,594,578               7,024,820
----------------------------------------------------------------------------------------------------------------------


                               LIABILITIES AND SHAREHOLDERS EQUITY

                                                                                         (Unaudited)
                                                                              As of June 30,       As of September 30,
                                                                                    2005                  2005
CURRENT LIABILITIES
----------------------------------------------------------------------------------------------------------------------
     Loans and financing                                                            462,134                 576,887
     Trade accounts payable                                                         623,779                 614,080
     Advances from customers                                                        440,302                 438,477
     Non-recourse and recourse debt                                                 357,860                 321,322
     Other current liabilities                                                      557,985                 658,751

----------------------------------------------------------------------------------------------------------------------
         Total current liabilities                                                2,442,060               2,609,517
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
LONG-TERM LIABILITIES
----------------------------------------------------------------------------------------------------------------------
     Loans and financing                                                            941,784               1,123,752
     Advances from customers                                                        117,311                 106,621
     Contribution from suppliers                                                    135,642                 107,648
     Non-recourse and recourse debt                                                 623,602                 612,436
     Deferred income taxes                                                          170,528                 188,660
     Contingencies                                                                  473,097                 516,709
     Other long-term liabilities                                                    205,677                 205,409

----------------------------------------------------------------------------------------------------------------------
       Total long-term liabilities                                                2,667,641               2,861,235
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
MINORITY INTEREST                                                                    38,120                  46,110
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY:                                                             1,446,757               1,507,958
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
         TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                               6,594,578               7,024,820
----------------------------------------------------------------------------------------------------------------------

                EMBRAER - EMPRESA BRASILEIRA DE AERONAUTICA S.A.
                ------------------------------------------------

                        CONSOLIDATED STATEMENTS OF INCOME
                        ---------------------------------

               in thousands of U.S. dollars except per share data
               --------------------------------------------------

                                                     Three Months Ended (Unaudited)              Nine Months Ended (Unaudited)
                                               September 30, 2004    September 30, 2005     September 30, 2004   September 30, 2005
-----------------------------------------------------------------------------------------------------------------------------------
Net sales                                                936,477        1,064,332                2,486,999        2,640,049
-----------------------------------------------------------------------------------------------------------------------------------

Cost of sales and services                              (625,205)        (764,803)              (1,672,283)      (1,817,226)

-----------------------------------------------------------------------------------------------------------------------------------
Gross profit                                             311,272          299,529                  814,716          822,823
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
Operating expenses
-----------------------------------------------------------------------------------------------------------------------------------
   Selling expenses                                     (104,073)         (53,299)                (266,317)        (177,933)
   Research and development                              (34,506)          (5,608)                  (5,435)         (62,095)
   General and administrative                            (34,257)         (49,363)                 (97,011)        (138,945)
   Employee profit sharing                               (16,797)         (12,800)                 (42,956)         (35,166)
   Other operating expense, net                            5,230           (8,404)                    (600)         (15,271)
   Equity in income (loss) from affiliates                     -           (3,096)                       -           (3,096)


-----------------------------------------------------------------------------------------------------------------------------------
Income from operations                                   126,869          166,959                  402,397          390,317
-----------------------------------------------------------------------------------------------------------------------------------

   Net financial income(expense)                           7,886          (17,216)                   4,548          (25,393)
   Foreign exchange gain (loss), net                      13,968          (21,364)                  (4,968)         (19,520)
   Other non-operating income (expense), net                  22              681                       13             (725)

-----------------------------------------------------------------------------------------------------------------------------------
Income before income taxes                               148,745          129,060                  401,990          344,679
-----------------------------------------------------------------------------------------------------------------------------------

Income tax expense                                       (34,780)         (11,052)                (103,431)         (47,530)

-----------------------------------------------------------------------------------------------------------------------------------
Income before minority interest                          113,965          118,008                  298,559          297,149
-----------------------------------------------------------------------------------------------------------------------------------

Minority interest                                           (270)          (7,761)                  (1,321)          (7,454)

-----------------------------------------------------------------------------------------------------------------------------------
Net income                                               113,695          110,247                  297,238          289,695
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
  Earnings per share
  ---------------------------------------------------------------------------------------------------------------------------------
     Basic
       Common                                             0.1486           0.1434                   0.3883           0.3769
       Preferred                                          0.1635           0.1578                   0.4271           0.4146

     Diluted
       Common                                             0.1477           0.1427                   0.3858           0.3750
       Preferred                                          0.1624           0.1570                   0.4244           0.4125

  ---------------------------------------------------------------------------------------------------------------------------------
  Weighted average shares (thousands of shares)
  ---------------------------------------------------------------------------------------------------------------------------------
     Basic
       Common                                            242,544          242,544                  242,544          242,544
       Preferred                                         474,995          478,219                  475,411          478,219

     Diluted
       Common                                            242,544          242,544                  242,544          242,544
       Preferred                                         479,405          481,746                  479,822          481,746

-----------------------------------------------------------------------------------------------------------------------------------
Earnings per share - ADS basic (US$)                      0.6539           0.6311                   1.7085           1.6585
-----------------------------------------------------------------------------------------------------------------------------------
Earnings per share - ADS diluted (US$)                    0.6498           0.6280                   1.6977           1.6501
-----------------------------------------------------------------------------------------------------------------------------------

                EMBRAER - EMPRESA BRASILEIRA DE AERONAUTICA S.A.
                ------------------------------------------------

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                      -------------------------------------

               in thousands of U.S. dollars except per share data
               --------------------------------------------------

                                                                      (Unaudited)                   (Unaudited)
                                                                  Three months ended on       Nine months ended on
                                                                      September 30,               September 30,
                                                                    2004          2005          2004         2005
CASH FLOWS FROM OPERATING ACTIVITIES
----------------------------------------------------------------------------------------------------------------------
   Net income                                                      113,695        110,247      297,238       289,695
   Adjustments to reconcile net income to net cash
     provided by (used in) operating activities:
     Depreciation and amortization                                  15,407         16,737       44,250        52,190
     Deferred income taxes                                          (4,454)         3,821        6,447         2,556
     Exchange loss, net                                            (13,968)        21,364        4,968        19,520
     Others                                                         14,259         33,253       15,753        43,768


----------------------------------------------------------------------------------------------------------------------
                                                                   124,939        185,422      368,656       407,729
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
Changes in assets and liabilities:                                (181,204)       193,593     (176,629)     (212,633)
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) operating activities                (56,265)       379,015      192,027      (195,096)
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
CASH FLOW FROM INVESTING ACTIVITIES
----------------------------------------------------------------------------------------------------------------------
   Temporary cash investments held for trading                           -       (694,409)           -      (670,266)
   Additions to property, plant and equipment                      (12,816)       (20,402)     (34,058)      (50,387)
   Others                                                           (7,156)        17,172      (51,313)          213
----------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) investing activities                (19,972)      (697,639)     (85,371)     (720,440)
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
CASH FLOW FROM FINANCING ACTIVITIES
----------------------------------------------------------------------------------------------------------------------
   Repayment of loans                                             (118,314)      (103,412)    (592,588)     (777,356)
   Proceeds from borrowings                                        252,570        378,266      729,721     1,126,232
   Dividends and/or Interest on capital paid                       (51,523)       (47,552)    (128,459)     (146,953)
   Others                                                             (120)           742       (1,300)        4,909
----------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities                 82,613        228,044        7,374       206,832
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash and cash equivalents        49,262         18,427        9,575        87,317
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                55,638        (72,153)     123,605      (231,195)
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, at beginning of period                1,333,787      1,048,246    1,265,820     1,207,288
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, at end of period                      1,389,425        976,093    1,389,425       976,093
----------------------------------------------------------------------------------------------------------------------